14040590

Public

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
JUN 13 2014
Washington, DC
124

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43515

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/13 (MM/DD/YY) AND ENDING 03/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

International Strategy & Investment Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Fifth Avenue, 11th Floor
(No. and Street)

New York	New York	10103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vinayak Singh — 212-466-9401
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name — if individual, state last, first, middle name)

100 Park Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vinayak Singh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of International Strategy & Investment Group LLC, as of March 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

SUK HAN YEUNG
Notary Public, State of New York
No. 01YE6004715
Qualified in Queens County
Certificate filed in New York County
Commission Expires 08/12/2010 14

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Independent Auditor's Report

To the Management and Member of
International Strategy & Investment Group LLC

We have audited the accompanying statement of financial condition of International Strategy & Investment Group LLC as of March 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of International Strategy & Investment Group LLC as of March 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

BDO USA, LLP

June 12, 2014

International Strategy & Investment Group LLC

Statement of Financial Condition

March 31, 2014	
Assets	
Cash and cash equivalents	$33,335,686
Restricted cash	1,785,552
Due from clearing and other brokers	2,692,480
Subscription fee receivable	1,988,699
Due from affiliates	235,987
Receivables from officers and employees	1,272,500
Property and equipment, net	10,638,177
Deferred charges	701,139
Other assets	949,017
	$53,599,237
Liabilities and Member's Equity	
Liabilities:	
Accrued employee compensation	$18,661,414
Commissions payable	1,184,927
Due to affiliate	1,082,731
Accrued expenses	3,118,073
Deferred rent	5,403,739
Deferred income	584,406
Total Liabilities	30,035,290
Liabilities Subordinated to Claims of General Creditors	22,550,000
Commitments and Contingencies (Notes 7 and 8)	
Member's Equity	1,013,947
	$53,599,237

See accompanying notes to statement of financial condition.

1. Business

International Strategy & Investment Group LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation.

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an initial maturity of three months or less that are not held-for-sale in the ordinary course of business to be cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Fair Value of Financial Instruments

The carrying value of the Company's assets and liabilities, which qualify as financial instruments under U.S. GAAP, approximate the carrying amounts presented on the statement of financial condition.

Fair Value Measurement

The Company values all investments at fair value. U.S. GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the investment based on available market data. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the investment based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 - Valuations based on quoted prices in active markets for identical investments.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable, supported by little or no market activity, and significant to the overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, such as the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

As of March 31, 2014, the Company did not hold any types of investments.

Property and Equipment

Furniture and fixtures and other equipment are depreciated over the estimated useful lives of the assets ranging from 3 to 5 years using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the respective lease, using the straight-line method.

The Company's management reviews certain fixed assets for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If asset impairment is identified, the asset is written down to fair value. As of March 31, 2014, no fixed assets have been deemed impaired.

Deferred Charges

Deferred charges represent amounts paid as compensation that are subject to vesting requirements ranging from 3 to 5 years. The deferred charges are amortized into compensation expense ratably over the vesting period.

Deferred Rent

Rent expense is recognized on a straight-line basis over the lease term. Deferred rent represents the difference between rent on a straight-line basis compared to the annual rent paid.

Income Taxes

The Company is treated as a partnership for Federal income tax purposes. Therefore, no income tax provision has been included in the accompanying financial statements since the sole member is required to report its share of the Company's income on its income tax return.

The Company applies the provisions of Accounting Standards Codification ("ASC") 740, "Income Taxes," which clarifies the accounting for and reporting of income tax uncertainties, and requires additional disclosures related to uncertain income tax positions. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 requires that the Company determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

The Company has analyzed the positions for all open tax years, and the positions to be taken for the tax year ended March 31, 2014 in its major jurisdictions, and has determined whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the Company has determined the major tax jurisdictions to be where the Company is organized. No reserves for uncertain tax positions were required to have been recorded under ASC 740 for the year ended March 31, 2014. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The open tax years under potential examination vary by jurisdiction.

As of March 31, 2014, there was no impact to the statement of financial condition relating to accounting for uncertainty in income taxes.

Use of Estimates

The preparation of a statement of financial condition in conformity with U.S. GAAP requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates and those differences could be material.

3. Due From Clearing and Other Brokers

The Company has clearing agreements ("Agreements") with four brokerage firms ("Brokers") to clear securities transactions and carry customers' accounts on a fully disclosed basis. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

The Agreements provide the Brokers with liens upon all cash and cash equivalents and receivables held by the Brokers. These liens secure the liabilities and obligations of the Company to the Brokers. Accordingly, the Company is subject to credit risk if these Brokers are unable to repay the balance in their accounts. Pursuant to the Agreements, the Company is required to maintain minimum regulatory net capital of at least $250,000.

At March 31, 2014, due from clearing and other brokers consisted of:

Commissions	$2,312,277
Receivable from clearing organization	380,203
	$2,692,480

A stockholder of an affiliate of the Company has personally guaranteed to indemnify the Brokers up to $1,200,000 for any losses in connection with customer transactions.

4. Property and Equipment, Net

At March 31, 2014, property and equipment, net consisted of:

	Life	Amount
Leasehold improvements	Lease term	$ 10,932,114
Computers and equipment	3 years	6,681,820
Furniture and fixtures	5 years	3,385,923
		20,999,857
Less: Accumulated depreciation and amortization		(10,361,680)
		$ 10,638,177

5. Related Party Transactions

The Company shares its offices and certain personnel, administrative and overhead expenses with International Strategy & Investment Inc. ("ISI"), a related party through common ownership. The Company earns distribution fees from certain funds managed by ISI. At March 31, 2014, the Company had a receivable of $183,667 from ISI.

The Company has an affiliate in the UK, International Strategy & Investment (UK) Limited ("ISI UK"), to market the Company's research and to service its European clients. All of ISI UK's expenses are charged back to the Company. The Company had a payable of $1,082,731 at March 31, 2014 to ISI UK.

The Company has an affiliate in China, Shanghai Dong-Mei Investment Consulting Company Ltd. ("ISI China"), that provides research support services. All of ISI China's expenses are charged back to the Company. The Company had a receivable of $52,320 at March 31, 2014 for advances to ISI China.

The Company has advanced funds to employees and has recorded receivables for the outstanding balances as of March 31, 2014 for $1,272,500.

6. Employee Benefit Plan

The Company has a defined noncontributory profit sharing plan under Section 401(k) of the Internal Revenue Code ("Code") covering substantially all of the Company's employees. Participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Code.

All Company employees have an option to participate in the Company's self-funded, comprehensive medical care benefits program. The cost of medical care is paid out of employee and employer contributions and is held in a separate bank account. The Company has contracted with United Medical Resources, a United Healthcare company, as third-party administrator to provide administrative services for this health care benefits program. Liabilities for health claims for current employees are based on the estimated costs. As of March 31, 2014, cash of $90,615 was in the account. The estimated liability for outstanding claims at March 31, 2014 was $132,535 and is included in accrued expenses on the statement of financial condition.

7. Commitments

Office Leases

Minimum annual rental commitments for office space under noncancellable operating leases approximate:

Year ending March 31,	
2015	$ 3,533,000
2016	3,460,000
2017	3,545,000
2018	3,306,000
2019	3,271,000
Thereafter	7,086,000
	$24,201,000

At March 31, 2014, the Company was contingently liable for $1,785,552 in standby letters of credit in favor of the Company's landlords. The Company has restricted cash that serves as collateral for the letters of credit.

8. Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital, both as defined, which shall not exceed 15 to 1. As of March 31, 2014, the Company had regulatory net capital and a regulatory net capital requirement of $20,673,723 and $794,446, respectively. The Company's aggregate indebtedness to net capital ratio was .58 to 1.

9. Liabilities Subordinated to Claims of General Creditors

At March 31, 2014, subordinated borrowings consisted of $22,550,000 in subordinated notes with stockholders of an affiliate of the Company, bearing interest at 5.5% payable semi-annually; $12,000,000 is due on March 15, 2015, $10,000,000 is due on December 15, 2017, and the balance of $550,000 is due on demand. Subordinated borrowings of $22,000,000 have been approved by FINRA and are available in computing net capital under the Uniform Net Capital Rule of the SEC. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The balance of $550,000 is not pursuant to a subordinated borrowing agreement approved by FINRA and, therefore, is not available in computing regulatory net capital under the SEC's Uniform Net Capital Rule.

10. Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

11. Subsequent Events

Management has evaluated subsequent events through June 12, 2014, the date the statement of financial condition was available to be issued. Management has determined that there are no material events that would require adjustments to, or disclosure in, in the Company's statement of financial condition.

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Independent Auditor's Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Management and Member of
International Strategy & Investment Group LLC

In planning and performing our audit of the financial statements and supplemental schedule of International Strategy & Investment Group LLC (the "Company"), as of and for the year ended March 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BDO

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. *A significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2014 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

New York, New York

June 12, 2014